Exhibit 99.38

For Immediate Release	June 3, 2020

The Valens Company Enters into Custom Manufacturing Agreement with

Socially Conscious Cannabis Brand House, TREC Brands, and

Provides Update on NCIB Activity

Kelowna, B.C., June 3, 2020 – Valens GroWorks Corp. (TSX: VLNS) (OTCQX: VLNCF) (“Valens” or “The Valens Company”), a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products, today announced a custom manufacturing agreement with TREC Brands Inc. (“TREC”), a cannabis brand house with a mission of doing good. In addition, the Company also provided an update on its Normal Course Issuer Bid (“NCIB”) activity.

Under the agreement between The Valens Company and TREC Brands (the “TREC Agreement”), The Valens Company will manufacture vape pens across three existing TREC brands; Thumbs Up Brand, WINK, and Blissed, with the potential to later produce other innovative products. TREC has already launched a successful line of tinctures, flower, and pre-rolls, but through this partnership, vape pens will be introduced as a new product format across its current brand portfolio. The TREC Agreement follows a royalty-based payment structure.

TREC’s mission is to build socially conscious, purposeful brands with commitments to initiatives that positively impact Canadian communities, the planet, and society as a whole. Each brand in their portfolio has a distinct mission that reflects the core values of the brand house:

•	WINK curates unique products and partners with local designers to collaborate on accessories. The brand donates 10% of profits to advance local communities with a focus on progressing culture in fashion, art and music.
•	Blissed strives to empower women to shed stigma and live happier, healthier and more authentic existences through educational content, community building and purposefully designed products.
•	Thumbs Up Brand aims to deliver high quality cannabis at a fair price to the grower and the consumer.

The execution of the TREC Agreement further solidifies the strength in The Valens Company’s customized manufacturing platform that both Licensed Producers and CPG partners utilize to launch products and further their brands in the evolving Canadian market. The Company remains focused on its further development into a leading manufacturer of cannabinoid-based products and continues to broaden its customer product platform from its existing offering of capsules, tinctures, sprays, vapes, beverages, concentrates, distillate, isolate, and SōRSE by Valens emulsion, and expects to also include topicals and edibles in the near to medium term. With this platform, The Valens Company leads the industry as a one-stop-shop and manufacturer of high quality oil-based product formats.

“Through this partnership, The Valens Company and TREC will thoughtfully bring to market high-quality, bespoke products while putting the unique needs of Canadian consumers at the forefront of product development,” said Tyler Robson, CEO of The Valens Company. “As Cannabis 2.0 continues to allow for exciting new products and brands to hit shelves in Canada, we are excited to develop products in partnership with authentic, community-centric brands such as those in the TREC portfolio.”

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

“With The Valens Company’s capabilities and expertise to provide customized products to suit each of our brands, we are confident that we are delivering the best possible products to our consumers with a company who values community-level engagement as much as we do,” said Trang Trinh, Founding Director and CEO of TREC Brands.

Update on NCIB Activity

The Valens Company also announced that it has acquired 43,600 common shares (“Shares”) through its NCIB during the month of May at a price range of $2.24 - $2.25 per Share. The Company intends to purchase additional Shares under the NCIB in the coming quarters, and in the near-term as the Company believes its Share price remains undervalued in comparison to its industry peer group under current market conditions. The Company will continue to purchase Shares under the NCIB as opportunities arise and will provide updates on its activity, subject to rules and policies of the TSX, and applicable Canadian securities laws, black-out periods and trading restrictions.

About The Valens Company

The Valens Company is a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products. The Valens Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and product development and custom manufacturing. Valens is the largest third-party extraction Company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. The Valens Company currently offers a wide range of product formats, including tinctures, two-piece caps, soft gels, oral sprays and vape pens as well as beverages, concentrates, topicals, edibles, injectables, natural health products and has a strong pipeline of next-generation products in development for future release. Finally, The Valens Company’s wholly-owned subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. For more information, please visit http://thevalenscompany.com. The Valens Company's investor deck can be found specifically at http://thevalenscompany.com/investors/.

About TREC Brands

TREC Brands is a global premium cannabis brand house with expertise in product development, sales, promotions, marketing and licensing. Based in Toronto, Canada, the socially conscious brand management organization operates on a foundation of Trust, Respect, Equality and Compassion, affectionately known as TREC. To further its mission of doing good first, TREC Brands donates 10% of all profits back to the communities it operates in. Currently overseeing Thumbs Up Brand, Blissed and WINK cannabis brands, product offerings include premium cannabis oils, dried flower and pre-rolls. For more information please visit www.trecbrands.com.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

+1.647.956.8254

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

+1.212.896.1233 / +1.212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

+1.212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, economic conditions and anticipated courses of action.

The risks and uncertainties that may affect forward-looking statements include, among others, regulatory risk, United States border crossing and travel ban, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, reliance on a single facility, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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